UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

Bell Industries, Inc.
(Name of issuer)

COMMON STOCK
(Title of class of securities)

078 107 109
(CUSIP number)

MARK E. SCHWARZ
NEWCASTLE CAPITAL GROUP, L.L.C.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, address and telephone number of person
authorized to receive notices and communications)

November  17, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,315,997 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,315,997 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,997 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) an indirect pecuniary interest (through the ownership of limited partnership interests in BI Holdings, L.P.) in 39.2% of the 3,052,011 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, plus (b) 120,524 shares owned directly by Newcastle Partners, L.P.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,172,535 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,172,535 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,172,535 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.0%
14	TYPE OF REPORTING PERSON OO

(1)
Consists of (a) 3,052,011 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, and (b) 120,524 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,172,535 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,172,535 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,172,535 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.0%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) 3,052,011 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, and (b) 120,524 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON BI Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,052,011 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,052,011 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,052,011 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 3,052,011 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. is convertible within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,174,285 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,174,285 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,285 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.0%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (a) 3,052,011 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, (b) 120,524 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner), (c) 500 shares owned directly by Mr. Schwarz and (d) 1,250 shares underlying options held by Mr. Schwarz that are exercisable within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSONS Clinton J. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 078 107 109

The following constitutes Amendment No. 14 (“Amendment No. 14”) to the Schedule 13D filed by the undersigned on June 26, 2003 with respect to shares of common stock of Bell Industries, Inc., a California corporation (the “Issuer” or the “Company”).  This Amendment No. 14 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read in its entirety as follows:

As of the filing date of this Amendment No. 14, NP had invested $1,184,668 (inclusive of brokerage commissions) in shares of Common Stock. NP also previously invested  $10,000,000 initial principal amount in the Convertible Note.  The source of the foregoing funds was the working capital of NP.  On October 31, 2008, NP contributed the Convertible Note to BILP in exchange for 100% of the limited partnership interests in BILP (the “Contribution”).

As of the filing date of this Amendment No. 14, BILP may be deemed to have invested $12,208,045 ($10,000,000 initial principal amount plus $2,208,045 in paid in kind interest as of September 30, 2010) in securities of the Company by virtue of the Contribution.

As of the filing date of this Amendment No. 14, Mark E. Schwarz had invested $20,000 in shares of Common Stock (comprising 500 shares acquired pursuant to the exercise by Mr. Schwarz of stock options) and may also be deemed to have invested an additional $43,868 as a result of his receipt of an interest in BILP pursuant to an in-kind distribution by NP as of July 27, 2010.  Mr. Schwarz also directly owned options exercisable within 60 days from the date hereof into 1,250 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

Item 4	Purpose of the Transaction

Item 4 is hereby amended to add the following:

In connection with an inquiry by the Issuer pursuant to Item 1012(d) under the Schedule 13E-3 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on October 1, 2010, as amended, Newcastle and Mr. Schwarz, a director of the Issuer, have communicated to the Issuer their intention to vote the shares of Common Stock held by them in favor of the reverse split and reincorporation merger proposals set forth in the Preliminary Proxy Statement on Schedule 14A filed with the SEC on October 1, 2010, as amended (the “Proxy Statement”).  Newcastle and Mr. Schwarz are not bound by any voting agreement or arrangement and remain free to change their intention or ultimate vote at any time.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety to read as follows:

Item 5(a).   As of the filing date of this Amendment No. 14, NP beneficially owned 1,315,997 shares of Common Stock (consisting of (i) 120,524 shares of Common Stock held directly by NP and (ii) an additional 1,195,473 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof, by virtue of NP’s 39.2% ownership interest in BILP), representing approximately 37.8% of the outstanding shares of Common Stock.  The foregoing percentage ownership was calculated by dividing (i) the 1,315,997 shares of Common Stock beneficially owned by NP by (ii) the sum of (A) 433,416 shares of Common Stock outstanding as of November 12, 2010 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010 and (B) 3,052,011 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof.

CUSIP NO. 078 107 109

As of the filing date of this Amendment No. 14, BILP beneficially owned 3,052,011 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof, representing approximately 87.6% of the outstanding shares of Common Stock.  The foregoing percentage ownership was calculated by dividing (i) the 3,052,011 shares of Common Stock beneficially owned by BILP by (ii) the sum of (A) 433,416 shares of Common Stock outstanding as of November 12, 2010 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010 and (B) 3,052,011 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof.

Since the Convertible Note provides for interest to be paid in kind at the rate of 4% per annum (subject to upward adjustment in certain circumstances) as principal as of each interest quarterly payment date, the number of shares of Common Stock into which the Convertible Note is convertible will increase and accordingly the shares beneficially owned by BILP in respect of the Convertible Note will increase over time.

As of the filing date of this Amendment No. 14, each of NCM (as the general partner of NP and BILP), NCG (as the general partner of NCM), and Mark E. Schwarz (as managing member of NCG), may be deemed to beneficially own the shares of Common Stock beneficially owned by NP and BILP.

In addition, as of the filing date of this Amendment No. 14, Mr. Schwarz directly owns (i) 500 shares of Common Stock and (ii) options to purchase 1,250 shares of Common Stock that are exercisable within 60 days from the date hereof.  Together with the shares of Common Stock beneficially owned by BILP (of which Mr. Schwarz also holds a .4% interest directly) and the additional 120,524 shares of Common Stock held directly by NP, the foregoing represents approximately 91.0% of the Issuer’s outstanding shares of Common Stock.

Currently, Clinton J. Coleman does not beneficially own any shares of Common Stock.

Item 5(b).    By virtue of his position with NCM and NCG, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by each of NP and BILP  reported in this Statement.

The filing of this Amendment No. 14 shall not be construed as an admission that any of NCM, NCG, Mr. Schwarz or Mr. Coleman is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the shares of Common Stock beneficially owned by BILP or NP.  Pursuant to Rule 13d-4 under the Act, NCM, NCG, Mr. Schwarz and Mr. Coleman each disclaims all such beneficial ownership.

Item 5(c).    On November 17, 2010, NP effected distributions of an aggregate of 3.2% of the limited partnership interests in BILP (which holds the Convertible Note) to limited partners of NP, in satisfaction of redemption requests as of September 30, 2010. Other than the foregoing or as previously reported, no other transactions were effected during the past sixty days by the Reporting Persons.

CUSIP NO. 078 107 109
SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2010	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its general partner

	By:	Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

BI HOLDINGS, L.P.

By:	Newcastle Capital Management, L.P., its general partner

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
Mark E. Schwarz

/s/ Clinton J. Coleman
Clinton J. Coleman